As filed with the Securities and Exchange Commission on December 19, 2012

Securities Act File No. 333-181844

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-14

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933	☒
Pre-Effective Amendment No.	☐
Post-Effective Amendment No. 1	☒

(Check appropriate box or boxes)

WESTERN ASSET FUNDS INC.

(Formerly LM Institutional Fund Advisors I, Inc.)

Exact Name of Registrant as Specified in Charter:

100 International Drive

Baltimore, Maryland 21202

Address of Principal Executive Offices

Registrant’s telephone number, including area code: (410) 539-0000

Richard M. Wachterman, Esq.

Legg Mason & Co., LLC

100 International Drive

Baltimore, Maryland 21202

(Name and Address of Agent for Service)

With a Copy to:

Bryan Chegwidden, Esq.

Ropes & Gray LLP

1211 Avenue of the Americas

New York, New York 10036

It is proposed that this filing will become effective immediately pursuant to Rule 462(d) under the Securities Act of 1933, as amended.

Registrant has registered an indefinite amount of securities pursuant to Rule 24f-2 under the Investment Company Act of 1940, as amended; accordingly, no fee is payable herewith in reliance upon Section 24(f).

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-14 (File No. 333-181844) (the “Registration Statement”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of filing exhibits to the Registration Statement. Accordingly, this Post-Effective Amendment No. 1 consists only of a facing page, this explanatory note and Part C of the Registration Statement on Form N-14 setting forth the exhibits to the Registration Statement. This Post-Effective Amendment No. 1 does not modify any other part of the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 1 shall become effective immediately upon filing with the Securities and Exchange Commission. The contents of the Registration Statement are hereby incorporated by reference.

PART C:

OTHER INFORMATION

Item 15.	Indemnification

Article VIII of Registrant’s Articles of Incorporation provides that to the maximum extent permitted by applicable law (including Maryland law and the 1940 Act) the directors and officers of the Registrant shall not be liable to the Registrant or to any of its stockholders for monetary damages. Article VIII also provides that no amendment or repeal of Article VIII, and no adoption or amendment of any other provision of the Articles or Bylaws inconsistent with Article VIII, shall apply to or affect the applicability of Article VIII with respect to any act or failure to act which occurred prior to such amendment, repeal or adoption.

Section 9.1 of Article IX of Registrant’s Articles of Incorporation provides that the Registrant shall indemnify its present and past directors and persons who are serving or have served at the Registrant’s request in similar capacities for other entities to the maximum extent permitted by applicable law (including Maryland law and the Investment Company Act of 1940). Section 9.1 further provides that the Registrant shall have the power to indemnify its present and past officers, employees and agents, and persons who are serving or have served at the Registrant’s request in similar capacities for other entities to the maximum extent permitted by applicable law (including Maryland law and the Investment Company Act of 1940). Section 2-418(b) of the Maryland Corporations and Associations Code (“Maryland Code”) permits the Registrant to indemnify its directors unless it is established that (1) the act or omission of the director was material to the matter giving rise to the proceeding, and the act or omission was committed in bad faith or was the result of active and deliberate dishonesty; or (2) the director actually received an improper personal benefit in money, property or services; or (3) in the case of a criminal proceeding, the director had reasonable cause to believe the act or omission was unlawful. Indemnification may be made against judgments, penalties, fines, settlements and reasonable expenses actually incurred in connection with a proceeding, in accordance with the Maryland Code. Pursuant to Section 2-418(j)(2) of the Maryland Code, the Registrant is permitted to indemnify its officers, employees and agents to the same extent. Maryland law also requires indemnification of directors and officers under certain circumstances. The provisions set forth above apply insofar as consistent with Section 17(h) of the 1940 Act, which prohibits indemnification of any director or officer of the Registrant against any liability to the Registrant or its shareholders to which such director or officer otherwise would be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office.

Section 1 of Article XII of the Bylaws permits indemnification consistent with the principles described above and sets forth the procedures by which the Registrant will indemnify its directors, officers, employees and agents. Additionally, the Registrant has entered into an agreement with each of its directors that provides for indemnification consistent with the principles described above and that sets forth certain procedural aspects with respect to indemnification, including the advancement of expenses and presumptions relating to the determination of whether the standard of conduct required for indemnification has been met. The Registrant, at its expense, provides liability insurance for the benefit of its Directors and officers.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be provided to directors, officers and controlling persons of the Registrant, pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in connection with the successful defense of any action, suit or proceeding or payment pursuant to any insurance policy) is asserted against the Registrant by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is prohibited as against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Under the Distribution Agreement, the Registrant agrees to indemnify, defend and hold Legg Mason Investor Services, LLC (the “Distributor”), its several officers and directors, and any person who controls the Distributor within the meaning of Section 15 of the 1933 Act, free and harmless from and against any and all claims, demands, liabilities and expenses

(including the cost of investigating or defending such claims, demands or liabilities and any counsel fees incurred in connection therewith) which the Distributor, its officers or directors, or any such controlling person may incur, under the 1933 Act or under common law or otherwise, arising out of or based upon any alleged untrue statement of a material fact contained in the Registrant’s Registration Statement or arising out of or based upon any alleged omission to state a material fact required to be stated or necessary to make the Registration Statement not misleading, provided that in no event shall anything contained in the Underwriting Agreement be construed so as to protect the Distributor against any liability to the Registrant or its stockholders to which the Distributor would otherwise be subject by reason of willful misfeasance, bad faith, or gross negligence in the performance of its duties, or by reason of its reckless disregard of its obligations and duties under the Agreement.

The Registrant’s Investment Management Agreements and Investment Advisory Agreements provide that, in the absence of willful misfeasance, bad faith, gross negligence or reckless disregard of the obligations and duties under the applicable Agreements, the Adviser or Manager (as applicable) will not be subject to any liability to the Registrant or any stockholder of the Registrant for any act or omission in the course of, or connected with, rendering services pursuant to the applicable Agreements.

Item 16.	Exhibits

(1)	(a)		Articles of Amendment and Restatement dated as of May 28, 1998 – (2).
	(b)		Articles Supplementary dated March 10, 2000 – (2).
	(c)		Articles Supplementary dated June 16, 2000 – (3).
	(d)		Articles of Amendment dated May 21, 2001 – (4).
	(e)		Articles of Amendment dated May 10, 2002 – (5).
	(f)		Articles of Amendment dated July 30, 2003 – (7).
	(g)		Articles Supplementary dated September 23, 2003 – (8).
	(h)		Articles Supplementary dated October 7, 2004 – (9).
	(i)		Articles Supplementary dated March 8, 2005 – (9).
	(j)		Articles Supplementary dated June 26, 2006 – (10).
	(k)		Articles Supplementary dated May 11, 2007 – (11).
	(l)		Articles Supplementary dated July 29, 2008 – (12).
	(m)		Articles of Amendment dated April 23, 2010 – (15).
	(n)		Articles Supplementary dated March 24, 2011 – (16).
	(o)		Articles Supplementary dated September 14, 2011 – (18).
	(p)		Articles of Amendment dated September 14, 2011 – (18).
	(q)		Articles of Amendment dated April 9, 2012 – (18).
	(r)		Articles Supplementary dated April 9, 2012 – (18).

(2)	(a)		Bylaws (2).
	(b)		Amendment to Bylaws dated as of May 29, 2001 – (6).
	(c)		Amended Bylaws dated as of May 10, 2005 – (9).
	(d)		Amended Bylaws dated as of March 24, 2006 – (10).
	(e)		Restated Bylaws dated as of November 6, 2007 – (14).

(3)		Not Applicable.

(4)		Form of Agreement and Plan of Reorganization is included in Part A of the Registration Statement on Form N-14.

(5)		Instruments defining the rights of security holders with respect to Western Asset Funds, Inc. are contained in the Articles of Amendment and Restatement (with subsequent amendments) and Bylaws that are incorporated by reference to Exhibit 23(b) to Post-Effective Amendment No. 21 to the Registration Statement of LM Institutional Fund Advisors I, Inc. (SEC File No. 33-34929) filed May 18, 2000.

(6)		(1)	Investment Management Agreements
		(a)	Western Asset Core Bond Fund – (5).
		(b)	Western Asset Core Plus Bond Fund – (5).
		(c)	Western Asset Inflation Indexed Plus Bond Fund – (5).

		(2)	Investment Advisory Agreements
		(a)	Western Asset Core Bond Fund – (5).
		(b)	Western Asset Core Plus Fund – Western Asset Management Company (“WAM”) – (5).
		(c)	Western Asset Core Plus Fund – Western Asset Management Company Limited (“WAMCL”) – (5).
		(d)	Western Asset Core Plus Fund – Western Asset Management Company Limited (“WAML Japan”) – (14).
		(e)	Western Asset Inflation Indexed Plus Bond Fund – WAM – (6).
		(f)	Western Asset Inflation Indexed Plus Bond Fund – WAMCL – (6).
		(g)	Western Asset Inflation Indexed Plus Bond Fund – WAML Japan – (14).
		(h)	Western Asset Inflation Indexed Plus Bond Fund – WAML Singapore – (14).

(7)		(a)	Distribution Agreement (10).
		(b)	Amendment to Distributor Agreement (10).
		(c)	Broker Agreement (2).
		(d)	Amendment to Broker Agreement (3).

(8)		Bonus, profit sharing or pension plans – none.

(9)		(a)	Custodian Contract (1).
		(b)	Amendment to Custodian Contract – (1).
		(c)	Amendment to Custodian Contract – (1).
		(d)	Amendment to Custodian Contract – (3).
		(e)	Amendment to Custodian Contract – (5).
		(f)	Form of Amendment to Custodian Contract – (8).
		(g)	Form of Amendment to Custodian Contract – (10).
		(h)	Form of Amendment to Custodian Contract – (11).

(10)		Plans pursuant to Rule 12b-1 or Rule 18f-3
		(a)	Western Asset Core Bond Fund Rule 12b-1 Plan – (10).
		(b)	Western Asset Core Plus Bond Fund Rule 12b-1 Plan – (10).
		(c)	Western Asset Inflation Indexed Plus Bond Fund Rule 12b-1 Plan – (10).
		(d)	Western Asset Core Bond Fund Classes A, C and R Rule 12b-1 Plan – (17).
		(e)	Western Asset Core Plus Bond Fund Classes A, C and R Rule 12b-1 Plan – (17).
		(f)	Western Asset Inflation Indexed Plus Bond Fund Classes A, C and R Rule 12b-1 Plan – (17).
		(g)	Rule 12b-1 Plan for Class C1 shares of Western Asset Core Bond Fund, Western Asset Core Plus Bond Fund and Western Asset Inflation Indexed Plus Bond Fund – (19).
		(h)	Amended and Restated Multiple Class (Rule 18f-3) Plan – (19).

(11)	Opinion and consent of Venable LLP as to the legality of the securities being registered – (19).

(12)	Opinions of Ropes & Gray LLP supporting the tax matters and consequences to shareholders discussed in the Prospectus/Proxy Statement

	(a)	Tax opinion regarding reorganization of Legg Mason Western Asset Core Bond Fund into Western Asset Core Bond Fund – filed herewith.
	(b)	Tax opinion regarding reorganization of Legg Mason Western Asset Core Plus Bond Fund into Western Asset Core Plus Bond Fund – filed herewith.
	(c)	Tax opinion regarding reorganization of Legg Mason Western Asset Global Inflation Management Fund into Western Asset Inflation Indexed Plus Bond Fund – filed herewith.

(13)	(a)	Transfer Agency and Service Agreement (13).
	(b)	Board Resolutions regarding Expense Limitation Arrangements – (17).
	(c)	Board Resolutions regarding Expense Limitation Arrangements – (18).
	(d)	Board Resolutions regarding Expense Limitation Arrangements – (19).

(14)	(a)	Consent of KPMG LLP – (19).
	(b)	Consent of PricewaterhouseCoopers LLP – (19).

(15)	Financial statements omitted from Item 14(a)(1) – not applicable.

(16)	Power of Attorney – (19).

(17)	(a	)	Forms of Proxy Card – (19).
	(b	)	Prospectus and Statement of Additional Information of Legg Mason Western Asset Core Bond Fund dated December 1, 2011 – (19).
	(c	)	Prospectus and Statement of Additional Information of Legg Mason Western Asset Core Plus Bond Fund dated December 1, 2011 – (19).
	(d	)	Prospectus and Statement of Additional Information of Legg Mason Western Asset Global Inflation Management Fund dated December 1, 2011 – (19).
	(e	)	Prospectus and Statement of Additional Information of Western Asset Core Bond Fund dated May 1, 2012 – (19).
	(f	)	Prospectus and Statement of Additional Information of Western Asset Core Plus Bond Fund dated May 1, 2012 – (19).
	(g	)	Prospectus and Statement of Additional Information of Western Asset Inflation Indexed Plus Bond Fund dated May 1, 2012 – (19).
	(h	)	Annual Report of Legg Mason Western Asset Core Bond Fund dated July 31, 2011– (19).
	(i	)	Annual Report of Legg Mason Western Asset Core Plus Bond Fund dated July 31, 2011– (19).
	(j	)	Annual Report of Legg Mason Western Asset Global Inflation Management Fund dated October 31, 2011 – (19).
	(k	)	Annual Report of Western Asset Core Bond Fund dated December 31, 2011 – (19).
	(l	)	Annual Report of Western Asset Core Plus Bond Fund dated December 31, 2011 – (19).
	(m	)	Annual Report of Western Asset Inflation Indexed Plus Bond Fund dated December 31, 2011 – (19).
	(n	)	Semi-Annual Report of Legg Mason Western Asset Core Bond Fund dated January 31, 2012 – (19).
	(o	)	Semi-Annual Report of Legg Mason Western Asset Core Plus Bond Fund dated January 31, 2012 – (19).
	(p	)	Semi-Annual Report of Legg Mason Western Asset Global Inflation Management Fund dated April 30, 2012 – (19).

(1) Incorporated herein by reference to corresponding exhibit of Post-Effective Amendment No. 15 to the Registration Statement, SEC File No. 33-34929, filed October 30, 1997.

(2) Incorporated herein by reference to corresponding exhibit of Post-Effective Amendment No. 21 to the Registration Statement, SEC File No. 33-34929, filed May 18, 2000.

(3) Incorporated herein by reference to corresponding exhibit of Post-Effective Amendment No. 22 to the Registration Statement, SEC File No. 33-34929, filed August 1, 2000.

(4) Incorporated herein by reference to corresponding exhibit of Post-Effective Amendment No. 23 to the Registration Statement, SEC File No. 33-34929, filed July 18, 2001.

(5) Incorporated herein by reference to corresponding exhibit of Post-Effective Amendment No. 24 to the Registration Statement, SEC File No. 33-34929, filed July 19, 2002.

(6) Incorporated herein by reference to corresponding exhibit of Post-Effective Amendment No. 25 to the Registration Statement, SEC File No. 33-34929, filed on June 2, 2003.

(7) Incorporated herein by reference to corresponding exhibit of Post-Effective Amendment No. 27 to the Registration Statement, SEC File No. 33-34929, filed on July 30, 2003.

(8) Incorporated herein by reference to corresponding exhibit of Post-Effective Amendment No. 27 to the Registration Statement, SEC File No. 33-34929, filed on October 1, 2003.

(9) Incorporated herein by reference to corresponding exhibit of Post-Effective Amendment No. 31 to the Registration Statement, SEC File No. 33-34929, filed on July 29, 2005.

(10) Incorporated herein by reference to corresponding exhibit of Post Effective Amendment No. 33 to the Registration Statement, SEC File No. 33-34929, filed on June 28, 2006.

(11) Incorporated herein by reference to corresponding exhibit of Post Effective Amendment No. 35 to the Registration Statement, SEC File No. 33-34929, filed on July 27, 2007.

(12) Incorporated herein by reference to corresponding exhibit of Post-Effective Amendment No. 37 to the Registration Statement, SEC File No. 33-34929, filed on July 29, 2008.

(13) Incorporated herein by reference to corresponding exhibit of Post-Effective Amendment No. 38 to the Registration Statement, SEC File No. 33-34929, filed on April 27, 2009.

(14) Incorporated herein by reference to corresponding exhibit of Post-Effective Amendment No. 39 to the Registration Statement, SEC File No. 33-34929, filed on June 26, 2009.

(15) Incorporated herein by reference to corresponding exhibit of Post-Effective Amendment No. 41 to the Registration Statement, SEC File No. 33-34929, filed on April 27, 2010.

(16) Incorporated herein by reference to corresponding exhibit of Post-Effective Amendment No. 42 to the Registration Statement, SEC File No. 33-34929, filed on April 25, 2011.

(17) Incorporated herein by reference to corresponding exhibit of Post-Effective Amendment No. 45 to the Registration Statement, SEC File No. 33-34929, filed on February 29, 2012.

(18) Incorporated herein by reference to corresponding exhibit of Post-Effective Amendment No. 48 to the Registration Statement, SEC File 33-34929, filed on May 1, 2012.

(19) Incorporated herein by reference to corresponding exhibit of the Registration Statement on Form N-14, SEC File No. 333-181844, filed on June 1, 2012.

Item 17.	Undertakings

(1) The undersigned registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act [17 CFR 230.145c], the reoffering prospectus will contain the information called for by the applicable registration form for the reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) The undersigned registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the 1933 Act, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement on Form N-14 to be signed on its behalf by the undersigned, thereinto duly authorized, in the City of New York, State of New York on this 19th day of December, 2012.

WESTERN ASSET FUNDS, INC.,

By:	/S/ R. JAY GERKEN
R. Jay Gerken
President and Chief Executive Officer

As required by the Securities Act of 1933, as amended, this Amendment to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE

/S/ R. JAY GERKEN R. Jay Gerken	President, Chief Executive Officer and Director	December 19, 2012

/S/ RICHARD F. SENNETT Richard F. Sennett	Principal Financial Officer	December 19, 2012

RONALD AMAULT * Ronald Arnault	Director	December 19, 2012

ANITA L. DEFRANTZ * Anita L. DeFrantz	Director	December 19, 2012

AVEDICK B. POLADIAN * Avedick B. Poladian	Director	December 19, 2012

WILLIAM E. B. SIART * William E. B. Siart	Director	December 19, 2012

JAYNIE MILLER STUDENMUND * Jaynie Miller Studenmund	Director	December 19, 2012

RONALD L. OLSON * Ronald L. Olson	Director	December 19, 2012

*BY:	/S/ R. JAY GERKEN

*	Attorney-in-Fact pursuant to Powers of Attorney filed on June 1, 2012.

EXHIBIT INDEX

EXHIBIT NO.	EXHIBITS
12(a)	Tax opinion regarding reorganization of Legg Mason Western Asset Core Bond Fund into Western Asset Core Bond Fund – filed herewith.

12(b)	Tax opinion regarding reorganization of Legg Mason Western Asset Core Plus Bond Fund into Western Asset Core Plus Bond Fund – filed herewith.

12(c)	Tax opinion reorganization of Legg Mason Western Asset Global Inflation Management Fund into Western Asset Inflation Indexed Plus Bond Fund – filed herewith.